ASX ANNOUNCEMENT

MBT associate under loan call

25 June 2019 - Mission NewEnergy Limited (ASX: MBT, OTC: MNELF) announces today that it been notified by its associate entity, FGV Green Energy Sdn Bhd (FGVGE) of a default in loan.

Background

MBT owns 100% of M2 Capital Sdn Bhd, a Malaysian subsidiary, which owns a 20% stake in FGVGE, which owns a mothballed biodiesel refinery situated in east Malaysia. MBT has carried the value of the investment in M2 Capital Sdn Bhd and FGVGE at NIL since June 2017.

FGVGE borrowed money from FGV Capital Sdn Bhd in 2015 as part proceeds to acquire the refinery. FGV Capital Sdn Bhd have terminated the loan facility on 24 June 2019, which is now immediately due and payable. The Board of FGVGE have met and declared an inability to repay this loan. Under the terms of the loan agreement, FGV Capital have full security over the refinery asset in the event of a default.

MBT and its subsidiaries have no obligation, financial or otherwise, to meet any capital shortfall requirements of FGVGE.

MBT will continue to update the market of any developments on this matter.

- Announcement Ends -

For more information and a copy of this announcement, please visit: www.missionnewenergy.com or contact:
Company Contact:
James Garton
Phone: +61 8 6313 3975
Email: james@missionnewenergy.com